Exhibit 99.54

PRESS RELEASE

HudBay and Skye Announce Closing of $95 Million Private Placement

June 27, 2008 – TORONTO, ON and VANCOUVER, BC – HudBay Minerals Inc. (“HudBay”) (TSX – HBM) and Skye Resources Inc. (“Skye”) (TSX – SKR) are pleased to announce they have closed the private placement announced on June 23, 2008.

HudBay has acquired 12,679,266 common shares of Skye at a price of C$7.51 per share for total gross proceeds to Skye of approximately C$95.2 million, representing approximately 19.9% of Skye’s outstanding common shares. These proceeds will be used to immediately ramp up the full engineering, procurement and construction activities at the Fenix Project, including the reactivation of long lead time equipment orders that are presently suspended.

As announced on June 23, 2008, the two companies also agreed to combine their respective businesses (the “Transaction”). The private placement financing was not conditional on completion of the Transaction. The Transaction, which will be structured as a Plan of Arrangement under the Business Corporations Act (British Columbia), is subject to Skye obtaining the required shareholder approval at a special shareholders’ meeting of Skye and to the receipt of court and all necessary regulatory approval.

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading Canadian base metals mining company with a focus on the discovery and production of zinc and copper metal. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

About Skye Resources Inc.

Skye’s principal asset is the world class Fenix Nickel Project (the “Fenix Project”) in Guatemala, which includes 41.4 million tonnes of reserves. Skye acquired the rights to the Fenix Project in December 2004 and has completed a feasibility study for a ferro-nickel project using proven conventional smelting technology. Environmental and construction permits for the project have been received, basic engineering is complete, detailed engineering is approximately 50% complete and Skye is preparing to initiate construction.

(HBM-G)

FOR FURTHER INFORMATION PLEASE CONTACT:

HudBay Minerals Inc.	Skye Resources Inc.
Brad Woods	Cindy Burnett
Director, Investor Relations	Vice President, Investor Relations
Tel: (204) 949-4272	Tel: (604) 648-4133
Email: brad.woods@hbms.ca	Email: cburnett@skyeresources.com
Website: www.hudbayminerals.com	Website: www.skyeresources.com

Cautionary Notice: This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Skye and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay or Skye and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye available at www.sedar.com. Although HudBay and Skye have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Skye undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold in the United States unless an exemption from registration is available.

Key assumptions, parameters and methods used to estimate the mineral resources with respect to Skye and the Fenix Project are as set out in the Technical Report on an Update to the Fenix Project, Izabal, Guatemala, dated September 15, 2007 and its Addendum Report dated October 25, 2007 filed at www.sedar.com on September 18, 2007 and October 26, 2007, respectively.

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